HENNION & WALSH, INC.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934
December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41988

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hennion & Walsh, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____2001 Route 46 Waterview Plaza_____
                (No. and Street)

Parsippany   NJ   07054-1018
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debbie Hoffmann   (800) 836-8240
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____WithumSmith + Brown, PC_____
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

HENNION & WALSH, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Stockholders' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
          applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with Computation of Net Capital and the
          Determination of Reserve Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]   Management Statement Regarding Exemption from Rule 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



AFFIRMATION

I, Debbie Hoffmann, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Hennion & Walsh, Inc. for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Debbie Hoffmann

Signature

Chief Financial Officer

Title

Subscribed and sworn
to before me

Kristina Von Tetzlaff

Kristina L Von Tetzlaff
Notary Public
New Jersey
My Commission Expires 3-22-20

HENNION & WALSH, INC.

Index
December 31, 2018

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hennion & Walsh, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2011.

Whippany, New Jersey
February 27, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HENNION & WALSH, INC.

Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$ 174,861
Marketable securities owned, at fair value	10,048,321
Due from clearing broker	1,650,036
Interest receivable	139,056
Property and equipment, net	215,771
Intangible assets, net	694,032
Due from employees	260,500
Other assets	224,822
Total assets	**$13,407,399**

Liabilities and Stockholders' Equity

Liabilities:

Marketable securities sold, not yet purchased - at fair value	$ 4,400,944
Accounts payable and accrued expenses	1,749,490
Due to affiliates	398,582
Deferred broker credit	278,470
Interest payable	83,728
Deferred rent liability	221,539
Capital lease liability	134,602
Total liabilities	**7,267,355**

Commitments and Contingencies (see Notes 11 and 12)

Stockholders' Equity

Common stock, no par value; 2,500 shares authorized; 210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	5,227,782
Total stockholders' equity	**6,140,044**
Total liabilities and stockholders' equity	**$13,407,399**

The accompanying notes are an integral part of this financial statement.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2018

Note 1. Nature of Operations

Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial and Industry Regulatory Agency ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of this financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Investment Valuation

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet

3

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2018

Note 2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statement. The Company is subject to various minimum state filing fees.

The stockholders of the Company have concluded that the Company is a pass-through entity for tax purposes and there are no uncertain tax positions that would require recognition in the financial statement. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Deferred Broker Credit

In 2013, the Company received $1,800,000 from its clearing broker for agreeing to extend the Clearing Agreement with the clearing broker for a seven year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2018, the balance of the deferred broker credit was $278,470.

New Accounting Pronouncement

In May 2014, FASB issued ASU 2016-02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's leases will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance became effective on January 1, 2019. The effect of grossing up the assets and liabilities as of January 1, 2019 will not have a significant impact on the Company's operations.

Note 3. Related Party Transactions

Under an expense sharing agreement, the Company periodically makes advances to two affiliates. Total reimbursed expenses amounted to $1,174,161. These expenses include rent, payroll and various office expenses. Total reimbursed income amounted to $1,729,972. This income includes advisory management fees paid by the clients which is collected by our clearing firm on behalf of our affiliate. The net payable totaled $398,582 as of December 31, 2018 and is non-interest bearing.

In April 2013, in order to finance the purchase of shares of common stock of the Company, three employees made capital contributions, in the amount of $217,158, with a pledge of promissory notes to the Company. The promissory notes commenced on May 1, 2013, with 60 monthly payments of $1,240. Each note bears interest at a rate of 1.09% per annum. As of December 31, 2018, the notes were paid in full.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2018

Note 4.   Intangible Assets

On January 1, 2014, the Company entered into an agreement to purchase all applicable assets of P.M.K. Securities & Research, Inc., and P.M.K. Capital Advisors, Inc. ("PMK"), both Florida corporations, at a total cost of $2,650,000. As a result of this agreement, the Company recorded $47,867 of fixed assets and $2,602,133 of intangible assets. The intangible assets consist of customer lists purchased from PMK. Since the purchased corporation did not meet the targeted net revenue, the customer list was reduced from $2,602,133 to $1,545,559 in 2014 and 2015.

This customer list is being amortized on the straight-line method over a life of ten years. Amortization expense for the year ended December 31, 2018 aggregated $138,804. The remaining balance of the asset is subject to the conditions set forth in the purchase agreement.

The Company's future amortization expense of customer list is as follows:

Year Ending December 31, 2018		Amounts
2019	$	138,806
2020		138,806
2021		138,806
2022		138,807
2023		138,807
	$	694,032
Intangible assets at December 31, 2018	$	1,545,559
Accumulated amortization		(851,527)
Net value	$	694,032

Note 5.   Property and Equipment

Major classes of property and equipment consist of the following at December 31, 2018:

Furniture and equipment	$	372,718
Leasehold improvements		141,698
Lease equipment under capital lease		162,409
		676,825
Less: accumulated depreciation and amortization		(461,054)
Net property and equipment	$	215,771

6

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2018

Note 6. Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 8,198,514	$ -	$ 8,198,514
Government debt securities	-	1,848,795	-	1,848,795
Equity securities	254	758		1,012
Total	$ 254	$ 10,048,067	$ -	$ 10,048,321
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 3,897,712	$ -	$ 3,897,712
Government debt securities	-	503,232	-	503,232
Equity securities	-	-	-	-
Total	$ -	$ 4,400,944	$ -	$ 4,400,944

There were no transfers between levels of the fair value hierarchy for assets and liabilities measured at fair value during the year 2018.

Note 7. Regulatory Requirements

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c-3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $3,234,906 which was $2,984,906 in excess of its required net capital of $250,000. The Company's net capital ratio was .89 to 1 at December 31, 2018.

Note 8. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

HENNION & WALSH, INC.

Notes to Statement of Financial Condition
December 31, 2018

Note 9. Risk and Uncertainties

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

Note 10. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company. The Company's contribution amounted to $99,574 for the year ended December 31, 2018.

Note 11. Commitments

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2022.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ending December 31, 2018	Total Commitments
2019	721,008
2020	724,576
2021	728,252
2022	732,037
2023	370,031
Thereafter	161,512
	$ 3,437,416

In January 2018, the Company entered into a five year capital lease agreement for furniture for their Boca Raton, Florida location. The value of the capital lease asset and corresponding lease liability at December 31, 2018 is $162,409.

Note 12. Litigation

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. In the event of unfavorable outcomes in these cases, the Company could recognize a loss ranging from $0 to $2,200,000. The Company has reserved approximately $752,000 against a possible loss.